UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Attached as Exhibit 99.1 is the registrant’s press release of June 11, 2026, entitled, “NETCLASS TECHNOLOGY INC Expands AI Multilingual Assessment Market and International Strategic Partnerships.”

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initial filed with the Securities and Exchange Commission on December 29, 2025 and became effective on February 12, 2026 (Registration No. 333-292458).

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - NETCLASS TECHNOLOGY INC Expands AI Multilingual Assessment Market and International Strategic Partnerships

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: June 11, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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